Exhibit 99.3

On Reports Results for the Second Quarter and Six-Month Period Ended June 30, 2024
•On achieves another record top-line quarter, resulting in over CHF 2 billion net sales for the last twelve month period. On's total net sales in Q2 2024 reached CHF 567.7 million, a growth of 27.8% year-over-year and of 29.4% on a constant currency basis. These results reflect the strength of On's multi-channel strategy across regions and products, with stand-out performances in Asia-Pacific and in apparel, growing by 73.7% and 63.0%, respectively.
•As a result of On's continued high share of full-price sales as well as lower freight rates, its second quarter 2024 gross profit margin reaches 59.9%, up from 59.5% in the prior year period. On's increased profitability is further reflected in the significant net income and adjusted EBITDA expansion versus the same period in the prior year, reaching CHF 30.8 million and CHF 90.8 million, respectively.
•Based on the high demand for the On brand, further fueled by big brand-building moments over the past months, On reiterates its stated goals for the full year 2024. This includes the expectation to reach a full year constant currency growth rate of at least 30%, corresponding to reported net sales of CHF 2.26 billion at current spot rates. On further continues to expect a gross profit margin of around 60% and an adjusted EBITDA margin in the range of 16.0 - 16.5% for the full year 2024.
•On continues to shape its vision to be the most premium global sportswear brand, rooted in performance, design and sustainability. In the past few weeks, On unveiled its groundbreaking LightSpray™ technology, announced its long-term partnership with Zendaya and celebrated exceptional performances by On athletes. True to On's multi-channel strategy, which includes expanding its own retail store footprint, the recent weeks also saw the opening of new On stores in Paris and Hong Kong.

ZURICH, Switzerland, August 13, 2024 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the second quarter and six-month period ended June 30, 2024.

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “We are coming out of the summer with a lot of confidence and are extremely excited about On's trajectory. Over the past months, we have launched important long-term initiatives such as our multi-year partnership with Zendaya, groundbreaking innovations like the LightSpray™ technology and the opening of our Paris store, our largest own retail location yet. These significant milestones are an outcome of our mantra - Dream On - a commitment to pursue the most daring dreams to achieve long-term, innovation-led success, and we are thrilled to build on these milestones during the years ahead."

Martin Hoffmann, Co-CEO and CFO of On, said: “The past weeks and months have been filled with exciting brand moments for On and it is clear that we have laid the groundwork for what we believe will shape On for many years to come. These moments are only possible thanks to the dedication and passion of the entire On team. The wave of recent positive feedback and coverage fuels our ambition to continue to innovate and deliver exceptional products and experiences to our fans worldwide. We are very pleased to see the ongoing strong momentum of the On brand across channels, regions and products, as evidenced in our very strong results in the first half of 2024."

Second Quarter 2024 Financial and Operating Metrics

Key highlights for the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023 include:

•net sales increased by 27.8% to CHF 567.7 million, or by 29.4% on a constant currency basis;
•net sales through the direct-to-consumer ("DTC") sales channel increased by 28.1% to CHF 209.4 million, or by 30.4% on a constant currency basis;
•net sales through the wholesale sales channel increased by 27.6% to CHF 358.2 million, or by 28.8% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 21.8% to CHF 138.4 million, 24.8% to CHF 370.0 million and 73.7% to CHF 59.2 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 22.2%, 25.8% and 84.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 26.7% to CHF 542.5 million, 63.0% to 21.9 million and 23.6% to 3.3 million, respectively;
•net sales from shoes, apparel and accessories increased by 28.2%, 66.6%, 26.3% on a constant currency basis, respectively;
•gross profit increased by 28.6% to CHF 340.2 million from CHF 264.5 million;
•gross profit margin increased to 59.9% from 59.5%;
•net income increased by 834.3% to CHF 30.8 million from CHF 3.3 million;
•net income margin increased to 5.4% from 0.7%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.10 from 0.01;
•diluted EPS Class A (CHF) increased to 0.09 from 0.01;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 44.7% to CHF 90.8 million from CHF 62.7 million;
•adjusted EBITDA margin increased to 16.0% from 14.1%;
•adjusted net income increased to CHF 46.9 million from CHF 11.7 million;
•adjusted basic EPS Class A (CHF) increased to 0.15 from 0.04; and
•adjusted diluted EPS Class A (CHF) increased to 0.14 from 0.04.

Key highlights for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023 include:
•net sales increased by 24.4% to CHF 1,075.9 million; or by 29.3% on a constant currency basis;
•net sales through the DTC sales channel increased by 33.1% to CHF 399.9 million, or by 38.7% on a constant currency basis;
•net sales through the wholesale sales channel increased by 19.8% to CHF 675.9 million, or by 24.3% on constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 13.9% to CHF 264.6 million, 23.4% to CHF 699.7 million and 70.5% to CHF 111.6 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 16.3%, 28.0% and 86.8% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 23.9% to CHF 1,027.1 million, 37.2% to CHF 41.6 million and 30.3% to CHF 7.1 million, respectively;
•net sales from shoes, apparel and accessories increased by 28.8%, 43.1%, 36.3% on a constant currency basis, respectively;
•gross profit increased by 26.3% to CHF 643.6 million from CHF 509.4 million;
•gross profit margin increased to 59.8% from 58.9%;
•net income increased by 156.5% to CHF 122.2 million from CHF 47.7 million;
•net income margin increased to 11.4% from 5.5%;
•basic EPS Class A (CHF) increased to 0.38 from 0.15;
•diluted EPS Class A (CHF) increased to 0.37 from 0.15;
•adjusted EBITDA increased by 36.0% to CHF 168.2 million from CHF 123.7 million;
•adjusted EBITDA margin increased to 15.6% from 14.3%;

•adjusted net income increased to CHF 153.4 million from CHF 60.5 million;
•adjusted basic EPS Class A (CHF) increased to 0.48 from 0.19; and
•adjusted diluted EPS Class A (CHF) increased to 0.47 from 0.19.

Key highlights as of June 30, 2024 compared to December 31, 2023 included:
•cash and cash equivalents increased by 32% to CHF 652.4 million from CHF 494.6 million; and
•net working capital increased by 14.3% to CHF 567.1 million from CHF 496.2 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures.”

Outlook
On has experienced a very strong first half of 2024, with two consecutive record top-line quarters and continued strong demand across channels, regions and product categories. From highly successful product launches and groundbreaking innovations to athlete success stories and authentic brand partnerships, On has further ignited its brand momentum in the first six months of 2024 with various initiatives that are converting to higher brand awareness and inspiring fans to Dream On.

As a result, On is reiterating its full year expectation of at least 30% net sales growth on a constant currency basis. Considering the recent strength of the Swiss Franc and assuming spot rates persist at current levels for the remainder of the year, this implies reported net sales of at least CHF 2.26 billion in 2024 and the continuation of On's strong momentum in the second half of the year. Additional focus over the next months will be placed on successfully advancing On's warehouse automation project in the U.S., with a view towards scaling On's distribution capabilities in North America over the medium term.

Considering the results in the first half of 2024, On additionally remains well on track to reach its profitability ambitions for the full year, and expects to achieve a gross profit margin of around 60% and an adjusted EBITDA margin of 16.0 - 16.5%.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss second quarter results is scheduled for August 13, 2024 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 3575796

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/700843176. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fourteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Ryan Greenwood
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Unaudited interim condensed consolidated statements of income

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2024	2023	2024		2023

Net sales	567.7	444.3	1,075.9	—	864.5
Cost of sales	(227.4)	(179.8)	(432.3)		(355.1)
Gross profit	340.2	264.5	643.6		509.4
Selling, general and administrative expenses	(292.9)	(225.1)	(557.7)		(427.7)
Operating result	47.3	39.4	85.8		81.7
Financial income	5.8	4.3	11.2		6.4
Financial expenses	(5.9)	(1.9)	(10.8)		(3.6)
Foreign exchange gain / (loss)	(4.5)	(48.5)	72.3		(39.7)
Income / (loss) before taxes	42.7	(6.7)	158.5		44.8
Income tax benefit / (expense)	(11.8)	10.0	(36.3)		2.9
Net income	30.8	3.3	122.2		47.7
Earnings per share
Basic EPS Class A (CHF)	0.10	0.01	0.38		0.15
Basic EPS Class B (CHF)	0.01	—	0.04		0.01

Diluted EPS Class A (CHF)	0.09	0.01	0.37		0.15
Diluted EPS Class B (CHF)	0.01	—	0.04		0.01

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	6/30/2024	12/31/2023

Cash and cash equivalents	652.4	494.6
Trade receivables	314.0	204.8
Inventories	401.3	356.5
Other current financial assets	38.2	34.2
Other current operating assets	95.5	61.2

Current assets	1,501.5	1,151.3

Property, plant and equipment	111.7	93.6
Right-of-use assets	319.1	214.0
Intangible assets	61.7	64.6
Deferred tax assets	51.7	69.5

Non-current assets	544.3	441.7

Assets	2,045.8	1,593.0

Trade payables	148.2	65.1
Other current financial liabilities	76.4	53.4
Other current operating liabilities	249.9	156.4
Current provisions	16.8	7.1
Income tax liabilities	12.9	23.5

Current liabilities	504.1	305.6

Employee benefit obligations	1.6	2.2
Non-current provisions	11.4	10.0
Other non-current financial liabilities	288.1	190.3
Deferred tax liabilities	9.7	10.5

Non-current liabilities	310.8	212.9

Share capital	33.5	33.5
Treasury shares	(26.7)	(26.7)
Capital reserves	1,169.7	1,140.8
Other reserves	(4.4)	(9.8)
Retained earnings / (losses)	58.9	(63.3)

Equity	1,231.0	1,074.5

Equity and liabilities	2,045.8	1,593.0

Unaudited interim condensed consolidated statements of cash flows

	Six-month period ended June 30,
(CHF in millions)	2024	2023

Net income	122.2	47.7
Adjustments for:
Share-based compensation	22.9	8.5
Employee benefit expenses	0.9	(1.7)
Depreciation and amortization	48.5	28.0
Loss on disposal of assets	—	0.4
Interest income and expenses	(3.6)	(3.8)
Net exchange differences	(61.3)	35.3
Income taxes	36.3	(2.9)
Change in working capital	(32.2)	(164.6)
Trade receivables	(98.0)	(84.3)
Inventories	(16.8)	(60.0)
Trade payables	82.7	(20.3)
Change in other operating assets / liabilities	57.3	57.2
Change in provisions	10.5	4.7
Interest received	10.9	6.1
Income taxes paid	(28.9)	(11.6)
Cash inflow from operating activities	183.5	3.3

Purchase of tangible assets	(23.7)	(19.0)
Purchase of intangible assets	(2.3)	(2.0)
Cash (outflow) from investing activities	(26.0)	(21.0)

Payments of lease liabilities	(23.7)	(10.2)
Proceeds on sale of treasury shares related to share-based compensation	5.2	5.7
Interest paid	(7.3)	(2.3)
Cash (outflow) from financing activities	(25.8)	(6.7)

Change in net cash and cash equivalents	131.7	(24.3)
Net cash and cash equivalents at January 1	494.6	371.0
Net impact of foreign exchange rate differences	26.2	(9.6)
Net cash and cash equivalents at June 30	652.4	337.1

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net income	30.8	3.3	834.3%	122.2	47.7	156.5%
Exclude the impact of:
Income taxes	11.8	(10.0)	218.5%	36.3	(2.9)	1351.6%
Financial income	(5.8)	(4.3)	36.0%	(11.2)	(6.4)	75.7%
Financial expenses	5.9	1.9	213.9%	10.8	3.6	200.6%
Foreign exchange result	4.5	48.5	(90.7)%	(72.3)	39.7	(282.1)%
Depreciation and amortization	26.3	14.2	85.5%	48.5	28.0	73.3%
Share-based compensation(1)	17.1	9.1	88.3%	33.9	14.0	141.9%
Adjusted EBITDA	90.8	62.7	44.7%	168.2	123.7	36.0%
Adjusted EBITDA Margin	16.0%	14.1%	13.3%	15.6%	14.3%	9.3%
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	27.5	3.3	2.9	0.4
Exclude the impact of:
Share-based compensation(1)	15.3	1.8	8.1	1.0
Tax effect of adjustments(2)	(0.9)	(0.1)	(0.6)	(0.1)
Adjusted net income	41.9	5.0	10.5	1.3

Weighted number of outstanding shares	288,082,955	345,437,500	284,127,877	345,437,500
Weighted number of shares with dilutive effects	3,430,738	12,467,091	3,464,956	11,792,673
Weighted number of outstanding shares (diluted and undiluted)(3)	291,513,693	357,904,591	287,592,833	357,230,173

Adjusted basic EPS (CHF)	0.15	0.01	0.04	—
Adjusted diluted EPS (CHF)	0.14	0.01	0.04	—
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	109.1	13.1	42.5	5.2
Exclude the impact of:
Share-based compensation(1)	30.3	3.6	12.5	1.5
Tax effect of adjustments(2)	(2.5)	(0.3)	(1.1)	(0.1)
Adjusted net income	136.9	16.4	53.9	6.6

Weighted number of outstanding shares	287,985,587	345,437,500	283,859,171	345,437,500
Weighted number of shares with dilutive effects	3,366,410	12,174,230	3,335,726	11,203,866
Weighted number of outstanding shares (diluted and undiluted)(3)	291,351,998	357,611,730	287,194,897	356,641,366

Adjusted basic EPS (CHF)	0.48	0.05	0.19	0.02
Adjusted diluted EPS (CHF)	0.47	0.05	0.19	0.02
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	358.2	280.8	27.6%	28.8%
Direct-to-consumer	209.4	163.5	28.1%	30.4%
Net sales	567.7	444.3	27.8%	29.4%

	Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	675.9	564.0	19.8%	24.3%
Direct-to-consumer	399.9	300.5	33.1%	38.7%
Net sales	1,075.9	864.5	24.4%	29.3%

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	138.4	113.6	21.8%	22.2%
Americas	370.0	296.6	24.8%	25.8%
Asia-Pacific	59.2	34.1	73.7%	84.7%
Net Sales	567.7	444.3	27.8%	29.4%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non- IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

	Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	264.6	232.2	13.9%	16.3%
Americas	699.7	566.8	23.4%	28.0%
Asia-Pacific	111.6	65.5	70.5%	86.8%
Net Sales	1,075.9	864.5	24.4%	29.3%

Net sales by product
The following table presents net sales by product group:

	Three-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	542.5	428.2	26.7%	28.2%
Apparel	21.9	13.4	63.0%	66.6%
Accessories	3.3	2.7	23.6%	26.3%
Net Sales	567.7	444.3	27.8%	29.4%

	Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	1,027.1	828.7	23.9%	28.8%
Apparel	41.6	30.3	37.2%	43.1%
Accessories	7.1	5.4	30.3%	36.3%
Net Sales	1,075.9	864.5	24.4%	29.3%

(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non- IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2024	2023	% Change

Trade receivables	314.0	204.8	53.3%
Inventories	401.3	356.5	12.6%
Trade payables	(148.2)	(65.1)	127.6%
Net working capital	567.1	496.2	14.3%